Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 24 DATED DECEMBER 13, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 7, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $292 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $436 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Hunters Ridge – East Lansing, Michigan

On December 7, 2023, we acquired a $5,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Hunters Ridge, a 170-unit, Class B apartment community (the “Property”) in East Lansing, Michigan, which city is located in the Lansing-East Lansing, Michigan Metropolitan Statistical Area (“MSA”). In connection with the Equity Investment, the entity assumed a loan from an unaffiliated lender in the amount of $21,026,000 (the “Hunters Ridge Loan”). The Hunters Ridge Loan has an approximate eight-year remaining term, with a maturity date of August 2031. The Hunters Ridge Loan also has a fixed-interest rate of 3.33% and approximately two years remaining for interest-only payments. In addition, individual retail investors indirectly invested approximately $1,000,000 in this transaction through a private offering sponsored by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co., and RM Communities made a direct investment of approximately $50,000 at the Property’s acquisition. RM Communities will be entitled to certain rights and fees in connection with its co-investment. Our underwriting for the Property projects a property-level gross 8.6% cash-on-cash return over a 4.75-year hold period. There can be no assurance that these projections and returns will be achieved. For more information, see the “Investment Objectives and Strategy – Investment Strategy” section of our Offering Circular.

Built in 2004, the Property consists of 170 residential units, including six one-bedroom, 156 two-bedroom, and eight three-bedroom units. The seller of the Property has renovated 38 units to date with updated counters, cabinets, bathrooms, flooring, and appliances, which have achieved average premiums of $280 per month compared to previous rents. The business plan is to continue similar renovations for the remaining 132 units. RM Communities also plans to upgrade the Property by adding a valet trash program to provide an amenity that better competes with new product in this submarket. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket.

The Property, after renovation, is projected to achieve average rents of $1,833 per month, reflecting a 25.5% rent-to-income ratio with the average household income within a three-mile radius of the Property being over $86,000, according to CoStar. We believe this rental amount provides an affordable alternative to purchasing a single-family home in the surrounding area, as the average home value within four miles of the Property is approximately $550,000, according to Zillow. We also believe the Property is well positioned to take advantage of the rent growth in East Lansing while also providing an economic alternative to homeownership.

The Property is located in the Lansing-East Lansing MSA, which is anchored by resilient industries such as education, medical & healthcare, and state government. Lansing, as ranked by Yardi Matrix, is one of the most durable markets in the nation, ahead of large cities such as Washington D.C. and San Francisco. The Property is located within a strong multifamily market with a 4.7% multifamily-vacancy rate and no multifamily units under construction per CoStar. Additionally, rents in East Lansing have grown at an average of 3.3% annually over the last five years per CoStar, which we believe speaks to the city’s resilience and consistent growth. We believe this durability is, in part, due to the multifamily unit supply remaining relatively flat in the last decade, with CoStar showing a net 100 units added within East Lansing over the last 10 years. Additionally, there are no market rate multifamily projects currently under construction in this MSA.

The entity will be managed by Hunters Ridge Investors GP, LLC, a limited liability company that represents a partnership between Corridor Asset Management, Inc., a subsidiary of the Corridor Ventures (“Corridor Ventures”), a private real estate firm, and RM Communities Hunters Ridge GP, LLC (“RM Communities Hunters Ridge GP”) an affiliate of our Manager and a wholly-owned subsidiary of RM Communities. RM Communities and RM Communities Hunters Ridge GP will be entitled to certain fees in connection with this transaction. RM Communities Hunters Ridge GP will also serve as the sponsor of this transaction.

RM Communities is a wholly-owned subsidiary of RealtyMogul, Co., one of the leading real estate technology platforms. RM Communities is an owner/operator of multifamily assets with an investment strategy of delivering strong risk-adjusted returns across a variety of multifamily assets from new construction to value-add 80s and 90s vintage. RM Communities has executed this strategy through growing its real estate portfolio to include more than 2,050 multifamily units and over $335 million in real estate with a fully dedicated team of acquisitions, underwriting and asset management professionals.

The Property will be managed by an experienced property management company, Village Green Property Management (“Village Green”), that specializes in, and has a track record with, the management and operation of multifamily properties locally. Village Green manages over 40,000 units within 50 cities. Village Green has an institutional approach that we believe will allow us to increase the rental price per unit and maximize revenue. Headquartered in Detroit, Village Green managed the Property for the seller and will be retained to continue managing the Property, allowing RM Communities Hunters Ridge GP the ability to leverage Village Green’s deep understanding of the market and the Property.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) an acquisition fee equal to 0.94% of the Property’s purchase price; (ii) a financing fee equal to 0.5% of any amount financed in connection with any refinancing or supplemental financing for the Property; (iii) an asset management fee equal to an annualized 0.75% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property; and (iv) a disposition fee equal to up to 0.5% of the gross sales proceeds upon sale, which is contingent upon investors having received a 7% accrued preferred return and a full return of capital. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 15% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, our chief executive officer and our Manager’s chief executive officer, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest. Additionally, Ms. Helman will be providing a partial personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 25 basis points of the principal amount of the Hunters Ridge Loan. We will not be entitled to this fee. Ms. Helman will also receive indemnification from the Company for this loan guarantee.

In addition, Ms. Helman has made a direct co-investment of $50,000 in connection with the acquisition of the Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such potential co-investment, Ms. Helman has not participated, and will not participate, in any determinations made on behalf of the Company with respect to the Equity Investment.